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                                                                      Exhibit 22

FOR:  IMMEDIATE RELEASE
CONTACT:  Edward P. Norris
         Chief Financial Officer
         (203) 356-9000



               STAMFORD, Conn., April 10, 1995 -- American Maize-Products Company (ASE:AZE) announced today that it has received the following Order issued by the Supreme Judicial Court of Maine:

               "Pursuant to plaintiffs' motions for an expedited appeal, and after conference with counsel and receipt of briefs, oral argument was heard on the merits of the appeals from the judgments of the Superior Court dated March 27, 1995 and March 31, 1995. A full opinion of the Court will issue in due course. In view of the demonstrated need for a prompt decision, however, the following order is entered effective at 3:00 p.m. on April 10, 1995:
Appellees, their officers, agents, servants, employees and attorneys, and all persons in active concert or in participation are enjoined from enforcing the deadline of 5:00 p.m. on Monday, April 10, 1995 for Class B shareholders of American Maize-Products Company to exercise their preemptive rights to acquire additional Class B voting shares issued by American Maize-Products Company; and are enjoined from issuing any additional Class B voting shares of American Maize-Products Company pending issuance of the final opinion of the Court."

               The Order was issued in connection with the appeal by William Ziegler, III, Chairman of the Board of American Maize, and First Fidelity Bank, co-trustee with Mr. Ziegler over certain Ziegler family trusts, denying preliminary injunctive relief against the issuance of authorized but unissued shares of American Maize Class B common stock to Eridania Beghin-Say, S.A. Pursuant to a merger agreement signed with American Maize, Eridania commenced a tender offer on February 28, 1995 for all outstanding shares of American Maize common stock at a price of $40 per share. In connection with the merger agreement, the parties entered into a stock purchase agreement pursuant to which Eridania agreed to purchase, at a price of $40 per share, all authorized but unissued shares of American Maize Class B common stock (an aggregate of 757,943 shares) which remained available for purchase following the exercise by holders of the Class B common stock of preemptive rights.

               American Maize, based in Stamford, Connecticut, produces corn sweeteners and a variety of specialty food and industrial starches at plants in Hammond, Indiana; Decatur, Alabama and Dimmitt, Texas. The Company also produces cigars and smokeless tobacco products at plants located in Jacksonville, Florida and Wheeling, West Virginia.


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